SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No      ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:
1.	An announcement regarding proposed issuance of A shares of China Petroleum & Chemical Corporation (the “Registrant”);
2.	An announcement of cash dividend of the Registrant;
3.	An announcement regarding 2022 annual results of the Registrant;
4.	An announcement regarding reduction of the registered capital and amendments to the articles of association of the Registrant;
5.	An announcement regarding proposed election of director of the Registrant;
(Each made by Registrant on March 24, 2023)
And
6.	A copy of notification letter to registered holders and non-registered holders of the Company, respectively, made by the Registrant on March 27, 2023.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

(1)  PROPOSED ISSUANCE OF A SHARES; AND
(2)  CONNECTED TRANSACTION IN RESPECT OF
THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE

PROPOSED ISSUANCE OF A SHARES

On 24 March 2023, the Board approved the Proposed Issuance of A Shares, pursuant to which the Company shall issue 2,238,805,970 new A Shares to China Petrochemical Corporation at the Issue Price with gross proceeds of not more than RMB12 billion (inclusive).

CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE

On 24 March 2023, the Company and China Petrochemical Corporation entered into the Subscription Agreement, pursuant to which, the Company shall issue and China Petrochemical Corporation shall subscribe in cash for 2,238,805,970 new A Shares, representing approximately 2.34% (not more than 20%) of the total number of A Shares in issue as at the date of the 2021 annual general meeting of the Company on which the 2021 General Mandate was approved and approximately 1.87% of the total number of Shares in issue as at the date of this announcement.

HONG KONG LISTING RULES IMPLICATION

China Petrochemical Corporation is a connected person of the Company by virtue of being the controlling shareholder of the Company. Therefore, the entering into of the Subscription Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The new A Shares to be issued pursuant to the Proposed Issuance of A Shares will be allotted and issued under the 2021 General Mandate. Under the 2021 General Mandate, the Board is authorised to allot, issue and deal with a maximum of 19,111,554,209 A Shares and 5,102,687,720 H Shares, respectively, representing not more than 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution. As at the date of this announcement, the Company has not issued any Shares pursuant to the 2021 General Mandate. Pursuant to Rule 19A.38 and note (1) to Rule 13.36(2)

of the Hong Kong Listing Rules, the issue of new A Shares under the 2021 General Mandate to China Petrochemical Corporation, a connected person of the Company, is subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles of Association and relevant laws and regulations in the PRC, the Proposed Issuance of A Shares is subject to Shareholders’ approval.

The AGM will be held to consider and, if thought fit, approve, amongst others, (i) the Proposed Issuance of A Shares; and (ii) the connected transaction in respect of the Proposed Issuance of A Shares under general mandate.

A circular containing, among others, further details of the Proposed Issuance of A Shares and the connected transaction in respect of the Proposed Issuance of A Shares under general mandate as well as other related matters, together with notice of the AGM, will be despatched to the Shareholders on or before 14 April 2023.

As the Proposed Issuance of A Shares is conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Issuance of A Shares may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

I.	PROPOSED ISSUANCE OF A SHARES
On 24 March 2023, the Board approved the Proposed Issuance of A Shares, pursuant to which the Company shall issue 2,238,805,970 new A Shares at the Issue Price with gross proceeds of not more than RMB12 billion (inclusive).
Details of the Plan of the Proposed Issuance of A Shares are as follows:
(1)	Type and par value of shares to be issued
The shares to be issued under the Proposed Issuance of A Shares are domestically listed domestic shares (A Shares), with par value of RMB1.00 each.
(2)	Manner and timing of issuance
The Proposed Issuance of A Shares shall be conducted by way of issuing A Shares to target subscribers. The Company will conduct the Proposed Issuance of A Shares at an appropriate time within the validity period of the consent for registration from the CSRC.
(3)	Subscriber and manner of subscription
The subscriber of the Proposed Issuance of A Shares is China Petrochemical Corporation, which will make a one-off subscription for all the A Shares to be issued under the Proposed Issuance of A Shares in cash.
(4)	Pricing Benchmark Date, Issue Price and pricing principles
Please refer to the section headed “II. CONNECTED TRANSACTION IN RESPECT

OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Pricing Benchmark Date, Subscription Price and pricing principles” in this announcement for further details.
(5)	Number of shares to be issued
Please refer to the section headed “II. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Number of new A Shares to be issued” in this announcement for further details.
(6)	Lock-up period
Please refer to the section headed “II. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 1. Subscription Agreement – Lock-up period” in this announcement for further details.
(7)	Amount and use of proceeds
Please refer to the section headed “II. CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE – 6. Use of Proceeds” in this announcement for further details.
(8)	Place of listing
Upon expiration of the lock-up period, the A Shares to be issued under the Proposed Issuance of A Shares will be listed and traded on the main board of the Shanghai Stock Exchange.
(9)	Arrangement of accumulated undistributed profits
The accumulated undistributed profits of the Company prior to the Proposed Issuance of A Shares shall be shared by all Shareholders, pro-rata to their respective shareholding in the Company, upon completion of the Proposed Issuance of A Shares.
(10)	Validity period
The resolutions in relation to the Proposed Issuance of A Shares shall remain valid for twelve (12) months from the date on which these resolutions are considered and approved at the AGM.
II.	CONNECTED TRANSACTION IN RESPECT OF THE PROPOSED ISSUANCE OF A SHARES UNDER GENERAL MANDATE
On 24 March 2023, the Company and China Petrochemical Corporation entered into the Subscription Agreement, pursuant to which, the Company shall issue and China Petrochemical Corporation shall subscribe in cash for 2,238,805,970 new A Shares.
1.	Subscription Agreement
The major terms of the Subscription Agreement are as follows:

Date
24 March 2023
Parties
(1)	The Company, as the issuer
(2)	China Petrochemical Corporation, as the subscriber
Number of new A Shares to be issued
The Company shall issue under the 2021 General Mandate and China Petrochemical Corporation shall subscribe for 2,238,805,970 new A Shares, representing approximately 2.34% (not more than 20%) of the total number of A Shares in issue as at the date of the 2021 annual general meeting of the Company on which the 2021 General Mandate was approved and approximately 1.87% of the total number of Shares in issue as at the date of this announcement. Pursuant to the regulatory requirements of the CSRC, the maximum number of new A Shares to be issued under the Proposed Issuance of A Shares shall be no more than 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. The total gross proceeds to be raised from the Proposed Issuance of A Shares shall be no more than RMB12 billion (inclusive). Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement that result in changes in the Issue Price, the number of A Shares to be issued under the Proposed Issuance of A Shares shall be adjusted accordingly. The final number of A Shares to be issued under the Proposed Issuance of A Shares shall be subject to the number of shares finally consented to be registered by the CSRC.
Par value of new A Shares to be issued
The aggregate par value of the new A Shares to be issued under the Proposed Issuance of A Shares will be RMB2,238,805,970.
Pricing Benchmark Date, Subscription Price and pricing principles
According to the Administrative Measures for the Registration of the Issuance of Securities by Listed Companies, the issue price of issuance of A shares to target subscribers should not be lower than 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (the “Pricing Criteria”).
The Pricing Benchmark Date of the Proposed Issuance of A Shares is the date of the announcement regarding the Board resolutions approving the Proposed Issuance of A Shares published on the website of the Shanghai Stock Exchange, i.e. 27 March 2023. The Subscription Price shall be RMB5.36 per A Share, being the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date (which is calculated by dividing the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Benchmark Date by the total trading volume of A Shares for the same period, and rounded up to the nearest two decimal places). The Subscription Price is more favourable than the minimum requirement under the Pricing Criteria.

For illustrative purposes only, the Subscription Price represents:
(a)	a discount of approximately 2.90% to the closing price of RMB5.520 per A Share as quoted on the Shanghai Stock Exchange on the date of this announcement;
(b)
a discount of approximately 5.13% to the average closing price of RMB5.650 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to the date of this announcement;

(c)
a discount of approximately 3.41% to the average closing price of RMB5.549 per A Share as quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to the date of this announcement.

Where there are any ex-rights or ex-dividend events such as distribution of dividend, bonus issue and capitalisation of capital reserve during the period from the Pricing Benchmark Date to the date of issuance of the A Shares pursuant to the Subscription Agreement, the Subscription Price shall be adjusted accordingly. The adjustment methods are set out as follows:
(1)	In the event of distribution of dividend, the adjustment formula will be: P1 = P0 – D
(2)	In the event of bonus issue or capitalisation of capital reserve, the adjustment formula will be: P1 = P0/(1 + N)
(3)	In the event that the events in (1) and (2) above were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N) where,
P1 represents the adjusted issue price;
P0 represents the issue price before adjustment;
D represents dividend per Share; and
N represents the number of Shares resulting from capitalisation of capital reserve to be issued for each Share or the number of bonus shares per Share.
In addition, pursuant to Rule 13.36(5) of the Hong Kong Listing Rules, the Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the Subscription Agreement (i.e. 24 March 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of the Subscription Agreement.
For illustrative purposes only and based on the central parity rate announced by the People’s Bank of China on the date of the Subscription Agreement (HK$1=RMB0.87107), the A Share Subscription Price represents:
(a)
a premium of approximately 31.21% over the closing price of HK$4.690 per H Share (equivalent to approximately RMB4.085 per H Share) as quoted on the Stock Exchange on the date of the Subscription Agreement; and

(b)
a premium of approximately 28.91% over the average closing price of HK$4.774 per H Share (equivalent to approximately RMB4.158 per H Share) as quoted on the Stock Exchange for the five trading days immediately prior to the date of the Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final Subscription Price is higher than HK$3.8192, being a discount of 20% of the higher of the above-mentioned benchmark prices; and (ii) the number of new A Shares to be issued will not exceed the maximum number of A Shares to be issued under the 2021 General Mandate (being 19,111,554,209 A Shares) and 30% of the total number of Shares in issue immediately before completion of the Proposed Issuance of A Shares. If any corporate event may cause the Proposed Issuance of A Shares to fail to meet the above-mentioned requirements, the Company will re-comply with the Hong Kong Listing Rules where necessary.
After satisfaction of all the conditions precedent stipulated in the Subscription Agreement, China Petrochemical Corporation shall subscribe for the A Shares issued by the Company in accordance with the Subscription Agreement and make payment for such subscription in cash in one lump sum into the designated bank account on or before the designated payment date stipulated in the payment notice of the subscription.
Lock-up period
The new A Shares to be subscribed by China Petrochemical Corporation shall not be transferred within thirty-six (36) months from the completion date of the Proposed Issuance of A Shares.
If the CSRC and/or the Shanghai Stock Exchange have different views on the above lock-up period arrangement, China Petrochemical Corporation agrees to revise and implement the above lock-up arrangement in accordance with the opinions of the CSRC and/or the Shanghai Stock Exchange.
Conditions precedent
The Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:
(1)	the Subscription Agreement and the Proposed Issuance of A Shares having been approved by the Board and at the AGM;
(2)	the Proposed Issuance of A Shares having been approved by the relevant state-owned assets supervision bodies; and
(3)	the Proposed Issuance of A Shares having been considered and approved by the Shanghai Stock Exchange and consented for registration by the CSRC.
In the event that any of the above-mentioned conditions is not satisfied, the Subscription Agreement shall terminate automatically.

Liability for breach of contract
The breach of obligations, undertakings, representations and warranties under the Subscription Agreement by any party thereto shall constitute a breach of the Subscription Agreement. If the Subscription Agreement fails to be performed in full, in part or in a timely manner due to the breach of the defaulting party, the defaulting party shall be liable for the losses caused to the non-defaulting party as a result.
After the Subscription Agreement becomes effective, if China Petrochemical Corporation fails to pay the total Subscription Price in a timely manner and in full in accordance with the Subscription Agreement due to China Petrochemical Corporation’s fault, China Petrochemical Corporation shall pay to the Company damages at 1% of the amount due and unpaid. If the damages are insufficient to cover the losses suffered by the Company as a result, China Petrochemical Corporation shall also compensate the Company for the actual losses sustained or incurred by the Company.
If the registration procedures for the new A Shares held by China Petrochemical Corporation cannot be completed due to the Company’s fault, the Company shall compensate China Petrochemical Corporation for the actual losses incurred by China Petrochemical Corporation as a result.
Any party who fails to perform in full or in part its obligations under the Subscription Agreement due to force majeure shall not be liable for breach, but such party shall take all necessary practicable remedial measures to reduce the losses caused, otherwise it shall be liable for breach for the enlarged part of the other party’s losses.
2.	Ranking of new A Shares to be issued under the Proposed Issuance of A Shares and lock-up period
The new A Shares to be issued pursuant to the Proposed Issuance of A Shares shall rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that the new A Shares to be issued to China Petrochemical Corporation are subject to a lock-up period of thirty-six (36) months.
3.	Application for listing
Upon expiration of the lock-up period, the A Shares to be issued under the Proposed Issuance of A Shares will be listed and traded on the main board of the Shanghai Stock Exchange.
4.	Effect of the Proposed Issuance of A Shares on the shareholding structure of the Company
The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the Proposed Issuance of A Shares (assuming that a total of 2,238,805,970 A Shares will be issued under the Proposed Issuance of A Shares and there will be no other change in the number of issued Shares in the Company until the completion of the Proposed Issuance of A Shares):

	As at the date of this announcement		Immediately after the completion of the Proposed Issuance of A Shares
Name of Shareholders	Number of Shares	As a percentage of the total issued Shares	Number of Shares	As a percentage of the total issued Shares
A Shares
China Petrochemical Corporation	80,572,167,393	67.20%	82,810,973,363	67.80%
Public A Shareholders	14,543,303,653	12.13%	14,543,303,653	11.91%
Total issued A Shares	95,115,471,046	79.33%	97,354,277,016	79.71%
H Shares
Sinopec Century Bright Capital Investment Ltd. (Note 1)	767,916,000	0.64%	767,916,000	0.63%
Public H Shareholders	24,013,020,600	20.03%	24,013,020,600	19.66%
Total issued H Shares	24,780,936,600	20.67%	24,780,936,600	20.29%
Total issued Shares	119,896,407,646	100%	122,135,213,616	100%

Note:
1.	Sinopec Century Bright Capital Investment Ltd. is a wholly-owned subsidiary of China Petrochemical Corporation.
Upon completion of the Proposed Issuance of A Shares, the total shareholding percentage of China Petrochemical Corporation and its associate Sinopec Century Bright Capital Investment Ltd. in the Company will increase from approximately 67.84% to approximately 68.43%. China Petrochemical Corporation will remain as the controlling shareholder of the Company. The Proposed Issuance of A Shares will not result in any change in the control over the Company.
Upon completion of the Proposed Issuance of A Shares, pursuant to the information of the Company available in public and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.
5.	Equity fund raising activities in the past 12 months
The Company has not conducted any fund raising activities involving issue of equity securities in the past 12 months preceding the date of this announcement.
6.	Use of proceeds
Assuming the maximum number of new A Shares will be issued at the Subscription Price under the Proposed Issuance of A Shares, the Company will be able to raise gross proceeds of not more than RMB12 billion (inclusive) from the Proposed Issuance of A Shares.
The proceeds raised from the Proposed Issuance of A Shares after deducting the relevant issuance expenses are intended to be used in the following projects:

No.	Investment field	Project name	Total investment amount	Proposed amount of proceeds to be invested
			(RMB million)	(RMB million)
1.	Clean energy	First Stage of Phase III of Tianjin LNG Project	5,561.69	4,500
2.		Yanshan Branch Hydrogen Purification Facilities Improvement Project	207.06	200
3.	High value added material	Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project	33,057.46	4,800
4.		Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project	1,090.76	900
5.		Zhongke (Guangdong) Refinery & Petrochemical Company Limited No.2 EVA Project	2,158.32	1,600
Total			42,075.29	12,000
Notes:
1.	The total investment amount of the above-mentioned projects has been rounded off.
2.
For the “Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project”, the proceeds will mainly be invested towards fields in relation to high value-added materials, such as production facilities for thermoplastic polymeric new material.

If the actual proceeds after deducting the issuance expenses are less than the amount of proceeds intended to be used for the above-mentioned projects, the shortfall shall be covered with the Company’s self-raised funds. The Company may make appropriate adjustments to the sequential order and amount of proceeds to be invested in the above-mentioned projects based on the practical needs of the projects. Before the proceeds raised from the Proposed Issuance of A Shares are in place, the Company will finance the projects with its self-raised funds in advance according to the actual implementation progress of the projects to be financed with the proceeds, which shall be replaced with the proceeds raised from the Proposed Issuance of A Shares in accordance with the procedures stipulated in the relevant regulations after the same are in place.
Please refer to Appendix I to this announcement for details of the Feasibility Report on the Use of Proceeds Raised from the Proposed Issuance of A Shares.

7.	Reasons for and benefits of the Proposed Issuance of A Shares
The Proposed Issuance of A Shares will be fully subscribed at the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days preceding the Pricing Benchmark Date by China Petrochemical Corporation, the controlling shareholder of the Company, thus allowing higher issuance efficiency and certainty, which reflects China Petrochemical Corporation’s determination to support the high-quality transformation development of the Company and its confidence in the Company’s long-term sustainable development.
The proceeds from the Proposed Issuance of A Shares will be used for business development in relation to clean energy and high value-added materials. The implementation of the projects to be funded by the proceeds from the Proposed Issuance of A Shares (i) would be conducive to enhancing the Company’s capacity to supply natural gas and highly purified hydrogen for fuel cells and promoting the adjustment of the Company’s energy mix; (ii) would lay a good foundation for the Company to extend and upgrade its business to the fields of high value-added materials such as POE and EVA, which would help to improve quality and efficiency of its chemical business; and (iii) would strengthen the Company’s core competitiveness. At the same time, the proceeds from the Proposed Issuance of A Shares, when available, will be conducive to optimising the capital structure and enhancing the risk resistance capability of the Company.
The Directors (including the independent non-executive Directors) consider that, the terms of the Subscription Agreement are fair and reasonable, on normal commercial terms, and in the interests of the Company and the Shareholders as a whole.
8.	Hong Kong Listing Rules implications
China Petrochemical Corporation is a connected person of the Company by virtue of being the controlling shareholder of the Company. Therefore, the entering into of the Subscription Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and are subject to the reporting, announcement and independent Shareholders’ approval requirements under the Hong Kong Listing Rules.
The new A Shares to be issued pursuant to the Proposed Issuance of A Shares will be allotted and issued under the 2021 General Mandate. Under the 2021 General Mandate, the Board is authorised to allot, issue and deal with a maximum of 19,111,554,209 A Shares and 5,102,687,720 H Shares, respectively, representing not more than 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution. As at the date of this announcement, the Company has not issued any Shares pursuant to the 2021 General Mandate. Pursuant to Rule 19A.38 and note (1) to Rule 13.36(2) of the Hong Kong Listing Rules, the issue of new A Shares under the 2021 General Mandate to China Petrochemical Corporation, a connected person of the Company, is subject to Independent Shareholders’ approval at a general meeting. In addition, pursuant to the Articles of Association and relevant laws and regulations in the PRC, the Proposed Issuance of A Shares is subject to Shareholders’ approval.
An Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares. Somerley Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares.
9.	General information
The Company
The Company is a joint stock limited company established in the PRC, and is principally engaged in the exploration and production, pipeline transportation and sales of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fiber and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemicals and chemical products, and other commodities and technologies; and research, development and application of technologies and information.
China Petrochemical Corporation
China Petrochemical Corporation is a limited liability company established under the laws of the PRC, and is a state-authorised investment organisation and a stateowned enterprise. Its principal businesses include exploration, production, storage and transportation (including pipeline transportation), sales and comprehensive utilisation of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical, natural gas chemical, coal chemical and other chemical products; industrial investment and investment management; production, sales, storage, transportation of energy products such as new energy and geothermal energy; exploration, consultation, design and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; development, manufacture and sales of mechanical and electrical equipment; manufacture and sales of electricity, steam, water supplies and industrial gas; technology, electronic commerce and information, research and development, application and consultation services of alternative energy products; self-operating and acting as agent for import and export of relevant products and technology; project contracting, procurement tendering, labour export; international storage and logistics business etc.
The AGM will be held to consider and, if thought fit, approve resolutions relating to, among others, (i) the Proposed Issuance of A Shares; and (ii) the connected transaction in respect of the Proposed Issuance of A Shares under general mandate.
A circular containing, among others, further details of the Proposed Issuance of A Shares and the connected transaction in respect of the Proposed Issuance of A Shares, together with notice of the AGM, will be despatched to the Shareholders on or before 14 April 2023.
As the Proposed Issuance of A Shares is conditional upon the fulfilment of certain conditions as mentioned above, the Proposed Issuance of A Shares may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

III.	DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:
“2021 General Mandate”
the approval granted by the Shareholders by way of special resolution passed at the 2021 annual general meeting of the Company held on 18 May 2022, which authorised the Board to allot, issue and deal with a maximum of 19,111,554,209 A Shares and 5,102,687,720 H Shares, respectively, representing not more than 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution;

“A Share(s)”	the domestic share(s) issued by the Company to domestic investors denominated in RMB and which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holder(s) of A Share(s);

“AGM”
the annual general meeting of the Company for 2022 to be held to consider and, if thought fit, approve resolutions relating to, among others, (i) the Proposed Issuance of A Shares; and (ii) the connected transaction in respect of the Proposed Issuance of A Shares under general mandate;

“Articles of Association”	the articles of association of the Company as amended from time to time;

“associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of directors of the Company;

“China Petrochemical Corporation”	China Petrochemical Corporation, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company;

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

“Company”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“CSRC”	China Securities Regulatory Commission;

“Director(s)”	the directors of the Company;

“EVA”	ethylene vinyl acetate;

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholder(s)”	holder(s) of H Share(s);

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares;

“Independent Financial Adviser”
Somerley Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the connected transaction in respect of the Proposed Issuance of A Shares;

“Independent Shareholders”	the Shareholders, other than China Petrochemical Corporation and its associates;

“Issue Price” or “Subscription Price”	the subscription price for new A Shares to be issued under the Subscription Agreement;

“LNG”	liquefied natural gas;

“POE”	polyolefin elastomer;

“Pricing Benchmark Date”
27 March 2023, the pricing benchmark date of the Proposed Issuance of A Shares, being the date of the announcement regarding the Board resolutions approving the Proposed Issuance of A Shares published on the website of the Shanghai Stock Exchange;

“Proposed Issuance of A Shares”	the proposed issuance of 2,238,805,970 A Shares by the Company to China Petrochemical Corporation pursuant to the Subscription Agreement under the 2021 General Mandate;

“RMB”	Renminbi, the lawful currency of the PRC;

“Share(s)”	the ordinary shares of RMB1.00 each in the share capital of the Company, including the A Shares and H Shares;

“Shareholder(s)”	the holder(s) of Shares;

“Subscription Agreement”
the subscription agreement entered into between the Company and China Petrochemical Corporation on 24 March 2023, pursuant to which the Company agreed to allot and issue, and China Petrochemical Corporation agreed to subscribe for, 2,238,805,970 new A Shares at the Subscription Price;

“tpa”	tons per annum.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice president, Secretary to the Board of Directors

Beijing, the PRC,
24 March 2023
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX I
FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE PROPOSED ISSUANCE OF A SHARES
In order to proactively respond to China’s energy transition strategy and work towards China’s “dual carbon” goals, China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) strives towards implementing the 14th Five-Year Plan for a Modern Energy System 《( “十四五”現代能源體系規劃》) and leading the transition, upgrading and development of the petroleum and petrochemical industries. The Company intends to issue domestically listed domestic shares (A Shares) to China Petrochemical Corporation (“China Petrochemical Corporation”), the controlling Shareholder of the Company, after taking into account the development stage of the Company and the opportunities and challenges it faces, to raise up to RMB12.00 billion (inclusive), which will be used for business development and upgrades geared towards clean energy, high value-added materials and other sectors. The proposed issuance to target subscribers (the “Issuance”) demonstrates China Petrochemical Corporation’s resolution and confidence in supporting the high-quality development of the Company, and is beneficial to optimising the Company’s business structure, enhancing the Company’s business continuity, further strengthening its core competitiveness and effectively promoting the implementation of the Company’s green and low-carbon development strategy.
The feasibility analysis on the use of proceeds raised from the Issuance conducted by the Board of the Company is as follows:
I.	Overview of the Plan on the Use of the Proceeds
The Company intends to raise no more than RMB12.00 billion from the Issuance and the net proceeds (after deducting the issuance expenses) will be used to finance the following projects:
Unit: RMB0’000
No.	Investment field	Project name	Total investment	Proceeds to be invested

1	Clean energy	First Stage of Phase III of Tianjin LNG Project	556,169	450,000
2		Yanshan Branch Hydrogen Purification Facilities Improvement Project	20,706	20,000
3	High value-added material	Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project	3,305,746	480,000
4		Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project	109,076	90,000
5		Zhongke (Guangdong) Refinery & Petrochemical Company Limited No.2 EVA Project	215,832	160,000
	Total		4,207,529	1,200,000

Note 1:	The total investment amount of the above-mentioned projects has been rounded off;
Note 2:
For the “Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project”, the proceeds will mainly be invested towards fields in relation to high value-added materials, such as production facilities for thermoplastic polymeric new material;

Note 3:
The expected returns of the above-mentioned projects to be financed with the proceeds from the Issuance are based on reasonable projection and do not constitute any form of profit forecast of the Company.

If the actual proceeds after deducting the issuance expenses are less than the amount of proceeds intended to be used for the above-mentioned projects, the shortfall shall be covered by the Company’s self-raised funds. The Company may make appropriate adjustments to the sequential order and amount of proceeds to be invested in the above-mentioned projects based on the practical needs of the projects. Before the proceeds raised are in place, the Company will finance the projects with its self-raised funds in advance according to the actual implementation progress of the projects to be financed with the proceeds from the Issuance, which shall be replaced with the proceeds raised from the Proposed Issuance of A Shares in accordance with the procedures stipulated in the relevant regulations after the same are in place.
II.	Necessity of the Projects to be Financed with the Proceeds from the Issuance
(I)	Implement the requirements of “dual carbon” goals and exhibit the direction of the Company’s transformation development
In September 2020, China has set forth the “dual carbon” goals for carbon dioxide emissions to peak by 2030, whilst striving to achieve carbon neutrality by 2060. China attaches great importance to the clean energy industry and has rolled out a series of policies to support the development of the clean energy industry. In March 2022, the National Development and Reform Commission (NDRC) and the National Energy Administration (NEA) released the 14th Five-Year Plan for a Modern Energy System 《( “十四五”現代能源體系規劃》), which underscores the modern energy industry’s entry into the phase of innovation and upgrades, while keenly sets on attaining the “dual carbon” goals, the energy system is grappling with a new need for reform, and a pressing need to further enhance the leading and strategic support role played by scientific and technological innovation, as well as aiming to comprehensively upgrade the energy industrial base and modernise the industrial chain. In April 2022, six departments including the Ministry of Industry and Information Technology, the NDRC, the Ministry of Science and Technology, the Ministry of Ecology and Environment, the Ministry of Emergency Management and the NEA released the Guiding Opinions on Promoting High-quality Development of Petrochemical and Chemical Industry during the 14th Five-Year Plan Period (《關於“十四五”推動石化化工行業高質量發展的指導意見》), which pointed out that by 2025, the petrochemical and chemical industries will basically establish a high-quality development pattern characterised by strong independent innovation capabilities, reasonable structure and layout, whist being environmentally-friendly, safe and low-carbon. The capability of ensuring the supply of high-end product will be greatly improved, and core competitiveness will be significantly enhanced, thereby taking solid strides in attaining high degree of self-reliance. Moreover, petrochemical and chemical enterprises are encouraged to develop and utilise “green hydrogen” in a reasonable and orderly manner according to local conditions, so as to promote coupling demonstration as between the refining and coal chemical industry and “green power” and “green hydrogen”.
The Company continues to accelerate the pace of low-carbon energy transition in recent years, promoting synergistic development of natural gas production, supply, storage and sales, whilst proactively mapping out its hydrogen energy business. The projects to be financed with the proceeds from the Issuance are geared towards the field of clean energy, deemed a pertinent measure to take in proactive response to China’s “dual carbon” strategy, an effective way to meet the demand for clean energy and a concrete action taken to implement sustainable development, thereby falling well in line with the development strategies of the Company. Through the Issuance, the Company plans to further enhance its capacity to supply natural gas and high-purity hydrogen for fuel cells, so as to adapt to the trend of transformation of China’s energy consumption structure.
(II)	Seize the opportunities from the development of new materials industry, supporting the improvement of the quality and efficiency of the Company’s chemical business
Since the 21st century, the iteration and advancement of global industrial technologies have become more inextricably linked with industries such as new chemical materials. Accelerating the development of new materials plays a vital role in promoting technological innovation and in supporting industrial upgrading and reform.
In the context of global industrial optimisation and upgrading, China attaches great importance to the development of its new materials industry. The Guiding Opinions on Promoting High-quality Development of Petrochemical and Chemical Industries during the 14th Five-Year Plan Period (《關於“十四五”推動石化化工行業高質量發展的指導意見》) emphasized on the need to enhance the level of innovative development, improve the supply quality of chemical products, and accelerate the development of high-end polyolefin, industrial specialty gas, high-performance rubber and plastic materials, high-performance fiber, bio-based materials, special lubricating grease and other products.
In recent years, the Company’s chemical business has adhered to the “basic + high-end” strategy, continuously accelerating technological innovation, attaining close integration of its production, sales, research and application, enhancing its R&D efforts on high-end products and high value-added materials, striving to fill technological gaps, and focusing on expanding its high-end market share. The projects to be financed with the proceeds from the Issuance include the construction of projects in the field of high value-added materials such as POE and EVA, being conducive to further promoting business transformation and upgrades, thereby laying a solid foundation for the Company to upgrade and extend itself into the field of high value-added materials.
(III)	Fulfill the requirements of high-quality development and enhance the Company’s value creation capability
In 2022, the CSRC issued the Three-year Action Plan to Promote the Improvement of the Quality of Listed Companies (2022-2025) (《推動提高上市公司質量三年行動方案(2022-2025)》), proposing to optimise the resource allocation function of the capital market, as well as guiding and promoting listed companies to hone their competitiveness in their principal businesses, so as to improve the quality and efficiency of development. The State-owned Assets Supervision and Administration Commission of the State Council

(SASAC) issued the Work Plan on Improving the Quality of Listed Companies Controlled by Central Enterprises (《提高央企控股上市公司質量工作方案》) in May 2022, which emphasises the need to steer listed companies into giving full play to the functions of capital market in serving the development of enterprises and optimising resource allocation, so as to realise the integrated development and mutual promotion between industrial operation and capital operation, and increase the proportion of direct financing, improve capital structure and promote the development of principal businesses by giving consideration to development needs and market conditions.
The Issuance by the Company is conducive to giving full play to its status as a listed company, which is an important measure for the Company to implement its development strategies, optimise its capital structure and enhance its risk resistance capabilities. The implementation of the projects to be financed with the proceeds from the Issuance is conducive to enhancing the Company’s capability in supplying clean energy such as natural gas and high-purity hydrogen for fuel cells, facilitating the Company to build green and low-carbon competitiveness, promoting the chemical business to reach medium and high-end, enhancing the resilience of the industrial chain and improving the value creation capabilities.
III.	Feasibility of the Projects to be Financed with the Proceeds from the Issuance
(I)	The strong support of the government policies provides a good policy environment for the project implementation
According to the Action Plan for Carbon Dioxide Peaking before 2030 (《2030 年前碳達峰行動方案》), China will actively expand its usage of clean energy such as natural gas and hydrogen energy. In April 2020, five departments, including the NDRC, the Ministry of Finance, the Ministry of Natural Resources, the Ministry of Housing and Urban-Rural Development, and the NEA, jointly released the Implementation Opinions on Accelerating the Construction of Natural Gas Reserve Capacity (《關於加快推進天然氣儲備能力建設的實施意見》), spelling out its agenda “to give priority to the construction of underground gas storage, LNG terminals along the northern coast and large-scale LNG storage tanks in key areas. Existing LNG terminals are encouraged to expand the scale of storage tanks, and that urban clusters are encouraged to build and share gas storage facilities so as to form a regional gas storage and peak shaving center. By taking advantage of the characteristics of LNG storage tanks, being suitable for storage with flexibility in transportation options, pilot demonstration of LNG tank container multimodal transportation will be promoted and various measures will be taken to improve gas storage capacity”. In March 2022, the NDRC released the Mid-to-long-term Plan for Development of Hydrogen Industry (2021-2035) (《氫能產業發展中長期規劃(2021-2035 年)》), which clearly propounded that hydrogen energy is considered an important part of the future national energy system, serving as a major carrier for energy end-users to achieve green and low-carbon transformation, and key to steering the development direction for emerging strategic and future industries.
In an era characterised by vigorous efforts in clean energy and new infrastructure development, strong demand continues for high-end materials for use in clean energy and new infrastructure, which prompted the successive roll-out of a series of encouraging policies for the field of high value-added materials, covering that of POE and EVA. According to the Catalogue of Guidance on Industrial Structure Adjustment (2019) (《產業結構調整指導目錄 (2019 年本)》) released by the NDRC, specialty polyolefins such as metallocene polyethylene, engineering plastics and high-performance resins are listed as encouraged industries.
All the projects to be financed with the proceeds from the Issuance are classed as the nation’s encouraged and prioritised industries. The implementation of the projects to be financed with the proceeds from the Issuance is thus of great significance in terms of meeting the product demand in the market and driving the development of related industries. The strong support of the governmental policies fosters a beneficial environment for the implementation of the projects to be financed with the proceeds from the Issuance.
(II)	The current supply and demand of clean energy and the long-term goal of sustainable development provide drivers for the project implementation
According to a Bloomberg report, global investment in reducing energy consumption, driven by energy crisis and policy initiatives, has surged to a record high of US$1.1 trillion in 2022, making it a first for global investment in energy transition to equal that of fossil fuels. According to the International Energy Agency, total investments in clean energy technologies and infrastructure is expected to reach US$4.5 trillion in 2030. Strong demands continue around the world for LNG and hydrogen energy, being, respectively, the cleanest fossil energy and the key medium in facilitating the transition from fossil energy to renewable energy.
LNG has become an essential option among green energy by virtue of its low-carbon and environmentally-friendly characteristics. The current domestic output of LNG energy is unable to meet the huge demand at present, thereby resulting in higher LNG prices in 2022. According to data from the National Bureau of Statistics and the General Administration of Customs, China produced 17.43 million tons of LNG and imported 63.44 million tons of LNG. As China’s demand for LNG energy continues on the rise while its dependence on foreign sources remains high, it is thus imminent to accelerate the construction of its own gas storage facilities. Hydrogen, a form of secondary energy with wide sources which is clean, carbon-free, flexible and efficient, has thus emerged as an important medium for promoting the clean and efficient use of traditional fossil energy whilst channeling support for large-scale development of clean energy, as well as serving as a major carrier for energy end-users to achieve green and low-carbon transformation. China’s hydrogen energy industry is still within the early stages of development, thus further enhancing the innovation capability of the hydrogen energy industry, improving the purification level of hydrogen and improving the efficiency and quality of hydrogen production are important measures to improve the layout of the hydrogen energy industry.
Implementation of the projects to be financed with the proceeds from the Issuance is thus spurred on by the current supply and demand of LNG and hydrogen energy, the global emphasis on clean energy, the long-term goal of sustainable development and the State’s myriad measures and policies to promote clean energy.
(III)	The urgent need for import substitution and expansion of high quality production capacity provides a solid foundation to utilise the production capacity of the projects
Scientific advancement and technological innovation have become a new driver for global economic and social development, and high-end manufacturing has become the focus of a new round of competition among countries. Being the indispensable materials that build the foundation supporting strategic emerging industries and major projects, high-end polyolefins and other new materials have attracted worldwide attention.
China is currently the largest consumer of high-end polyolefins in Asia. In 2022, China imported 0.692 million tons of POE and 1.2022 million tons of EVA. POE, EVA and other high-end polyolefin materials are widely used in photovoltaic films, foaming materials, hot melt adhesives, wires and cables by virtue of their low relative density, chemical resistance, good water resistance, good mechanical strength, electrical insulation and other characteristics. In recent years, the development of downstream industries has been continuously driving the demand for POE, EVA and other high value-added materials, but there still exist structural contradictions in China’s polyolefin industry, which supplies, predominantly, low-end general-purpose materials. Supply of high-end products such as high value-added polyolefins are,to a significant extent, dependent on imports. High-end, differentiated and diversified development is thus the must-go road for future market application of China’s high-end polyolefins and other new materials.
The industries of POE, EVA and other high value-added materials involved in the projects to be financed with the proceeds from the Issuance are booming and projecting a promising market outlook. The implementation of the projects to be financed with the proceeds from the Issuance will help to increase China’s production capacity of high-end polyolefins and high-performance resins, reinforce the Company’s position in the industrial chain of high value-added materials such as high-end polyolefins, effectively realise import substitution to meet the market’s urgent demand for high-end production capacity.
(IV)	The Company’s abundant underlying reserves provide strong support for the successful implementation of the projects
As a world-leading large scale integrated energy and petrochemical company with business operations throughout the entire value chain, the Company exhibits strong capacity of economies of scale. The integrated business structure carries strong synergistic advantages among its various business segments, enabling the Company to continuously tap into potentials to attain efficient and comprehensive utilisation of its resources.
In terms of technology, by proactively following the innovation-driven development strategy and leveraging the advantages of integrated business and the model of production-sales-R&D coordination, the Company makes sweeping efforts to promote technological research in key areas such as new chemical materials, clean energy, green and low-carbon development, and accelerates the development progress of cutting-edge technologies. The Company is armed with a strong research team, having made new breakthroughs in a series of key R&D projects, and maintained the leading position in the comprehensive advantages of patents among domestic enterprises, with its overall technology and strong technological innovation capabilities at a globally advanced level.
As for management and talents, the Company has established an outstanding management team with sound structure, sophisticated skillsets and team spirit, which performs its duties diligently and takes on as its benchmark the world-class management standard. The Company owns a group of professional talent teams possessing extensive capacities in production and operation, marketing and research and development, with a focus on refined management in production and operation, backed by significant strength in cost efficiency.

From the market perspective, the Company adheres to a market-oriented approach to further optimise the entire industrial chain, whilst striving to expand its coverage and sales in the market. The Company’s huge business matrix and extensive operation network enables it to benefit from the geographical advantage of proximity to market. The construction sites of the projects to be financed with the proceeds from the Issuance are endowed with promising geographical advantage, which is conducive to the yielding of considerable benefits.
With decades of experience in the industry, the Company has accumulated abundant underlying reserves in terms of technology, management, talents, market and other aspects, thereby providing strong backing for the successful implementation of the projects to be financed with the proceeds from the Issuance, and facilitating the Company’s firm strides taken towards launching into the middle and high-end of the industrial chain and value chain.
IV.	Particulars of the Projects to be Financed with the Proceeds from the Issuance
(I)	First Stage of Phase III of Tianjin LNG Project
1.	Project overview
The total expected investment of this project is RMB5,561.69 million, and the proceeds intended to be invested are RMB4,500 million.
The main construction work contemplated in this project involves the building of five new 270,000 m3 LNG storage tanks, BOG treatment facilities, flare facilities, ten new sets of loading facilities, and relevant supporting facilities. After completion of the construction work, the natural gas storage capacity will increase by 810 million m3. This project primarily supplies gas to North China, which shall help alleviate the tight supply and demand of natural gas in the region.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is Sinopec Tianjin Liquefied Natural Gas Co., Ltd. (中石化天津液化天然氣有限責任公司), a subsidiary of the Company.
The construction site of this project is located in the north end of East Breakwater, Donggang Pond, Nangang Industrial Zone, Binhai New Area, Tianjin (天津市濱海新區南港工業區東港池東突堤北端).
The construction period of this project is three years.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB5,561.69 million, the breakdown of which is as follows:

Unit: RMB0’000

No.	Item	Amount	Percentage of the total investment (%)

1	Construction investment	529,841	95.27
1.1	Equipment purchase costs	35,441	6.37
1.2	Major material costs	164,900	29.65
1.3	Installation fees	69,784	12.55
1.4	Construction costs	150,201	27.01
1.5	Others	109,515	19.69
2	Interest on borrowings during the construction period	23,773	4.27
3	Initial working capital	2,555	0.46
	Total	556,169	100.00

The after-tax internal rate of return of this project is 8%, and the after-tax investment payback period is 12 years (inclusive of the construction period).
4.	Approvals related to the project
This project has been approved by the Tianjin Development and Reform Commission and the approval on the environmental impact assessment of this project has been received from the Ecology and Environment Bureau of Tianjin Economic-Technological Development Area.
Approval on the grant of the right to use sea areas for the construction of this project has been obtained from Tianjin Municipal Bureau of Planning and Natural Resources, and the land assignment contract in respect of the related land has been signed. The Company is actively pursuing the application for the land use right certificate.
(II)	Yanshan Branch Hydrogen Purification Facilities Improvement Project
1.	Project overview
The total expected investment of this project is RMB207.06 million, and the proceeds intended to be invested are RMB200 million.
The main construction work contemplated in this project includes the construction of facilities to purify hydrogen generated as industrial by-product from the existing chemical system as complemented by the construction of hydrogen analysis and testing as well as loading facilities. After completion of the construction work, the production capacity of the purification facilities will reach 10,000Nm3/h, equivalent to 7,200 tons of high-purity hydrogen for fuel cells per year. This project is a further extension of the Company’s hydrogen energy value chain, and will serve the demand for high-purity hydrogen gas for hydrogen fuel cell vehicles in Beijing.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Beijing Yanshan Branch.
The construction site of this project is located in the chemical plant of the Beijing Yanshan Branch of the Company.

The construction period of this project is one year.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB207.06 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment (%)

1	Construction investment	20,362	98.34
1.1	Equipment purchase costs	8,550	41.29
1.2	Major material costs	3,764	18.18
1.3	Installation fees	2,832	13.68
1.4	Construction costs	2,628	12.69
1.5	Others	2,588	12.50
2	Interest on borrowings during the construction period	345	1.66
	Total	20,706	100.00

The after-tax internal rate of return of this project is 13.07%, and the after-tax investment payback period is 7.55 years (inclusive of the construction period).
4.	Approvals related to the project
This project has been filed with the Bureau of Economy and Information Technology of Fangshan District of Beijing and the approval on the environment impact assessment of this project has been received from the Ecology and Environment Bureau of Fangshan District of Beijing.
The land use right certificate for the land involved in this project has been obtained.
(III)	Maoming Branch Oil Refining Transformation and Upgrading and Ethylene Quality Revamping Project
1.	Project overview
The total expected investment of this project is RMB33,057.46 million and the proceeds to be invested is RMB4,800 million.
The construction work contemplated in this project consists of the transformation and upgrading of refining facilities component and the component on quality revamping of ethylene. Application of the proceeds will be mainly geared towards fields in relation to high value-added materials (such as production facilities for thermoplastic polymer new material) for the quality revamping of ethylene component. The products so derived are mainly used in fields such as new energy vehicle, precision instrument, electronics, etc.

2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Maoming Branch.
The construction site of this project is located in Maoming Branch, at Maoming, Guangdong province.
The construction period of this project is three years.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB33,057.46 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment (%)

1	Construction investment	3,163,272	95.69
1.1	Equipment purchase costs	1,241,310	37.55
1.2	Major material costs	592,461	17.92
1.3	Installation fees	332,240	10.05
1.4	Construction costs	376,146	11.38
1.5	Others	621,115	18.79
2	Interest on borrowings during the construction period	132,674	4.01
3	Initial working capital	9,800	0.30
	Total	3,305,746	100.00

The after-tax internal rate of return of this project is 11.89%, and the after-tax investment payback period is 9.22 years (inclusive of the construction period).
4.	Approvals related to the project
The approval on the environmental impact assessment of the oil refining facilities transformation and upgrading component of this project has been obtained from the Ecology and Environment Bureau of Maoming. The NDRC approval for this project and approval on the environmental impact assessment of the quality revamping of ethylene component are still in progress.
Part of the land involved in this project is leased from China Petrochemical Corporation and a long-term lease contract has been signed; application for land use right certificates for part of the additional land is in progress.
(IV)	Maoming Branch 50,000 tpa Polyolefin Elastomer (POE) Industrial Test Unit Project
1.	Project overview

The total expected investment of this project is RMB1,090.76 million, and the proceeds intended to be invested are RMB900 million.
The main construction work contemplated in this project involves the construction of a new 50,000 tpa POE unit together with supporting utility and auxiliary facilities. The products of this project will be mainly used in high efficiency battery packaging adhesive film, thermoplastic polyolefin elastomer, polymer modification, automotive, wire and cable and other fields.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is the Company’s Maoming Branch.
The construction site of this project is located in Maoming Petrochemical Ethylene Plant (茂名石化乙烯廠) (Maoming Petrochemical Industrial Park), at High-Tech Industry Development Zone, Maoming.
The construction period of this project is three years.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB1,090.76 million, the breakdown of which is as follows:
Unit: RMB0’000

No.	Item	Amount	Percentage of the total investment (%)

1	Construction investment	104,086	95.43
1.1	Equipment purchase costs	43,649	40.02
1.2	Major material costs	14,937	13.69
1.3	Installation fees	8,544	7.83
1.4	Construction costs	9,593	8.79
1.5	Others	27,364	25.09
2	Interest on borrowings during the construction period	3,587	3.29
3	Initial working capital	1,402	1.29
	Total	109,076	100.00

The after-tax internal rate of return of this project is 11.64%, and the after-tax investment payback period is 9.32 years (inclusive of construction period).
4.	Approvals related to the project
This project has been filed with the Economic Development Bureau of the Administration Committee of Maoming High-Tech Industry Development Zone, and the application for approval on environmental impact assessment are still in progress.

The land involved in this project is leased from China Petrochemical Corporation and a long-term lease contract has been signed.
(V)	Zhongke (Guangdong) Refinery & Petrochemical Company Limited No.2 EVA Project
1.	Project overview
The total expected investment of this project is RMB2,158.32 million, and the proceeds to be invested are RMB1,600 million.
The main construction work contemplated in this project involves the construction of a new set of 100,000 tpa EVA unit together with auxiliary utility facilities. Whilst the products derived from this project are mainly used in PV cell, functional film, hot melt adhesive, wire and cable and other fields.
2.	The implementation entity, site selection and construction period of the project
The implementation entity of this project is ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, a subsidiary of the Company.
The construction site of this project is located in the factory area of ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, at Zhanjiang Development Zone, Guangdong Province.
The construction period of this project is two years.
3.	Approximate investment amount and economic benefit evaluation of the project
The total investment of this project is RMB2,158.32 million, the breakdown of which is as follows:
Unit: RMB0’000
No.	Item	Amount	Percentage of the total investment (%)

1	Construction investment	208,652	96.67
1.1	Equipment purchase costs	91,445	42.37
1.2	Major material costs	37,123	17.20
1.3	Installation fees	22,469	10.41
1.4	Construction costs	18,309	8.48
1.5	Others	39,306	18.21
2	Interest on borrowings during the construction period	5,982	2.77
3	Initial working capital	1,198	0.56
	Total	215,832	100.00

The after-tax internal rate of return of this project is 15.16%, and the after-tax investment payback period is 7.51 years (inclusive of the construction period).

4.	Approvals related to the project
This project has been filed with the Development and Reform and Commerce Bureau of Zhanjiang Economic and Technological Development Zone, and the approval on environmental impact assessment has been obtained from the Ecology and Environment Bureau of Zhanjiang.
The land use right certificate for the land involved in this project has been obtained.
V.	The Impact of the Projects to be Financed with the Proceeds from the Issuance on the Operation and the Financial Position of the Company
(I)	The impact on the operation and management of the Company
The investment projects to be financed with the proceeds from the Issuance under the Issuance are focused on the Company’s principal businesses, in line with the relevant national industrial policies and the Company’s overall future development strategy, and are conducive to enhancing the Company’s comprehensive strength. The implementation of the above-mentioned projects will enhance the Company’s supply capacity for natural gas and high-purity hydrogen for fuel cells, improve the production capacity of POE, EVA and other high value-added materials, further expand the Company’s business scale and market competitiveness, facilitate the Company’s active transition into clean energy and high value-added materials, enhance its industry influence and give full play to its pioneering, exemplary, leading role, thereby strengthening operational sustainability of the Company.
(II)	The impact on the financial position of the Company
Upon the proceeds being in place, the total assets and net assets of the Company will increase and the debt ratio will reduce, which is conducive to enhancing the stability of the Company’s capital structure and its risk resistance capabilities. The Issuance is an important strategic measure for the Company to broaden its business field and achieve sustainable development. After the proceeds are in place, the total share capital of the Company will increase, and since it will take time for the benefits from the fundraising through the Issuance be reflected, there is a risk that financial indicators such as earnings per share of the Company may, in the short term, be diluted. However, with the implementation of the above-mentioned projects to be financed with the proceeds from the Issuance and the realisation of benefits therefrom, the Company’s business development strategy will gain strong support and its long-term profitability will be effectively enhanced.
VI.	Conclusion on the Feasibility of the Projects to Be Financed with the Proceeds from the Issuance
The plan on use of proceeds raised from the Issuance conforms to the relevant national industrial policies and the industry development trend, and is in line with the future strategic plan and business expansion needs of the Company, thus being satisfactory in terms of feasibility. Through the Issuance, the Company’s capital strength will be enhanced and its strategy will be effectively implemented, which is beneficial to the Company’s sustainable development and continuous improvement of profitability in the long term and an essential move that the Company takes to maintain the inherent value of its shares, enhance its capital operation strength, broaden its business fields and realise its strategic plans.

Document 2

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer
Issuer name	China Petroleum & Chemical Corporation
Stock code	00386
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	Final Dividend for the year ended 31 December 2022
Announcement date	24 March 2023
Status	New announcement
Information relating to the dividend
Dividend type	Final
Dividend nature	Ordinary
For the financial year end	31 December 2022
Reporting period end for the dividend declared	31 December 2022
Dividend declared	RMB 0.195 per share
Date of shareholders' approval	To be announced
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD amount to be announced
Exchange rate	To be announced
Ex-dividend date	12 June 2023
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	13 June 2023 16:30
Book close period	From 14 June 2023 to 20 June 2023
Record date	20 June 2023
Payment date	30 June 2023
Share registrar and its address	Hong Kong Registrars Limited
R1712-1716 17th Floor, Hopewell Centre 183 Queen's Road East Wan Chai Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared
Details of withholding tax (including type of shareholders and applicable tax rate) applied to the dividends declared are set out in the table below. In addition, for investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. If the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, the Company shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. For further details, please refer to the section headed "Dividend" in the annual results announcement of the Company dated 24 March 2023.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident, i.e. registered address outside PRC	10%
The Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H shares of the Company when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H shares of the Company which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by nonresident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders.

	Individual - non-resident, i.e. registered address outside PRC	10%
If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, the Company should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, the Company shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%.

	Individual - non-resident, i.e. registered address outside PRC	20%
If the individual holders of H shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

	Domestic investors investing in the H Shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program	20%
For dividends of domestic investors investing in the H shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

	Investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company through Shanghai-Hong Kong Stock Connect Program	10%
For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company through Shanghai- Hong Kong Stock Connect Program, the Company will withhold and pay income tax at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
Other information	Not applicable
Directors of the issuer
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Annual Results for the Year Ended 31 December 2022
The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the audited results of Sinopec Corp. and its subsidiaries for the year ended 31 December 2022. This announcement, containing the full text of the 2022 Annual Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. The full text of the 2022 Annual Report of Sinopec Corp. is published on the websites of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and of Sinopec Corp. (www.sinopec.com/listco/). Printed version of the 2022 Annual Report of Sinopec Corp. will be despatched to the shareholders of H shares of Sinopec Corp. in due course.
PUBLICATION OF RESULTS ANNOUNCEMENT
Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com/listco/) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice president, Secretary to the Board of Directors

Beijing, the PRC,
24 March 2023
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Reduction of the Registered Capital
and Amendments to the Articles of Association

In order to safeguard the Company’s value and shareholders’ interests, China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) repurchased its A shares and H shares since 21 September 2022. As of the date of this announcement, the Company has cancelled all the repurchased A shares and H shares, and the total number of shares of the Company has been changed from 121,071,209,646 shares to 119,896,407,646 shares.

On 24 March 2023, the Company convened the 15th meeting of the eighth session of the board of directors (the “Board”) and considered and approved the resolution in relation to the reduction of the registered capital and amendments to the articles of association of China Petroleum & Chemical Corporation (the “Articles of Association”). The Board agreed to reduce the registered capital of the Company accordingly and make the following amendments to the Articles of Association in accordance with the above share repurchase, specifically:

1. Article 21 of the Articles of Association

The current Article 21: “The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing 78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign-invested H shares.”

is hereby proposed to be amended as follows: “The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 119,896,407,646 shares, among which, 95,115,471,046 shares representing 79.33% of the total number of issued ordinary shares of the Company are held by the holders of A shares; and 24,780,936,600 shares representing 20.67% are held by the holders of H shares.”

2. Article 24 of the Articles of Association

The current Article 24: “The registered capital of the Company is RMB 121,071,209,646.”

is hereby proposed to be amended as follows: “The registered capital of the Company is RMB119,896,407,646.”

The reduction of the registered capital of the Company and the above amendments to the Articles of Association are subject to the approvals at the annual general meeting for the year 2022 of the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
24 March 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Election of Director

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) has proposed to elect Mr. Lv Lianggong (“Mr. Lv”) as an executive director of the eighth session of the Board (the “Proposed Election”). The Proposed Election shall be approved by the shareholders of Sinope Corp. (the “Shareholders”) by way of ordinary resolution at the annual general meeting of the Company for 2022 (the “AGM”).

The biographical details of Mr. Lv are set out below:

Lv Lianggong, aged 57, is Senior Vice President of Sinopec Corp. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008, he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Director General of the Office of the Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation; in August 2022, he was appointed as a Member of the Leading Party Member Group and Deputy General Manager of China Petrochemical Corporation. In May 2022, he was elected as Supervisor of Sinopec Corp., and in October 2022, he was appointed as Senior Vice President of Sinopec Corp.

Once the Proposed Election is approved at the AGM, Mr. Lv will enter into a service contract with Sinopec Corp. as an executive director of the Company. Pursuant to provisions in the service contract, the term of Mr. Lv shall commence from the date on which the Proposed Election is approved at the AGM to the date when the term of the eighth session of the Board expires. His remuneration will consist of annual base salary, annual performance-based salary and incentive during the tenure. Sinopec Corp. will disclose in its annual report the remunerations obtained by Mr. Lv during the relevant reporting period.

As at the date of this announcement, other than disclosed above, Mr. Lv did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial Shareholders or controlling Shareholder of Sinopec Corp. As at the date of this announcement, Mr. Lv does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the Proposed Election which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
24 March 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 6

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

27 March 2023
Dear Non-registered holder (1),

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Annual Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form m ay also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to sinopec.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note: (1)
This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國石油化工股份有限公司（「本公司」）
– 年報（「本次公司通訊文件」） 之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(http://www.sinopec.com/listco/) 及香港交易所披露易網站 (www.hkexnews.hk)， 歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）（ 如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(http://www.sinopec.com/listco/)或香港交易所披露易網站 (www.hkexnews.hk)內下載。

如對本函內容有任何疑問， 請致電服務熱線(852) 2862 8688，辦公時間為 星期一至五（ 公眾假期除外） 上午 9 時正至下午 6 時正或電郵至 sinopec.ecom@computershare.com.hk 。

代表
中 國石 油化工 股份 有限公 司
副總裁、 董事會秘書
黃 文生 謹啟
202 3 年 3 月 27 日
附註：(1)          此函件乃向本公司之非登記持有 人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CPCH-06042023-1(0)

+	CCS4338	CPCH_NRH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 備註：
1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hon g Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
6.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任 何在本申請表格上的額外指示，本公司將不予處理。

*	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of t he auditors’ report and, where applicable, its summary financial report;
(b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告 及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告； (c)會議通告；(d)上市文件；(e)通函；及(f)委任代表 表格。

■ 06042023    1    0

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

NOTIFICATION LETTER 通 知 信 函

27 March 2023
Dear Shareholder,

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of Annual Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is en closed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKEXnews’ website and viewing them through Adobe® Reader® .

Shareholders may at any time choose to receive free of charge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed t o the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to cha nge your choice of language or means of receipt of the Company’s Corporate Communications in future, please complete the Request Form in reverse side and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to aff ix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. You may also send email with a scanned copy of this Form to sinopec.ecom@computershare.com.hk. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon yo ur request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries in relation to this letter, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.
Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note:
Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form.

各 位 股 東 ：

中 國 石 油 化 工 股 份 有 限 公 司 （「 本 公 司 」）
– 年 報 （「 本 次 公 司 通 訊 文 件 」） 之 發 佈 通 知

本 公 司 的 本 次 公 司 通 訊 文 件 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 及 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)， 歡 迎 瀏 覽。 或 按 安 排 附 上 本 次 公 司 通 訊 文 件 之 印 刷 本 ( 如 適 用 )。 請 在 本 公 司 網 站 或 在 香 港 交 易 所 披 露 易 網站 使 用 A d o b e ® R e a d e r ® 開 啟 並 瀏 覽 有 關 文 件 。

儘 管  閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 或 語 言 版 本 的 選 擇， 但 仍 可 以 隨 時 更 改 有 關 選 擇， 轉 為 以 印 刷 本或 網 上 方 式 收 取 及 只 收 取 英 文 印 刷 本 、 或 只 收 取 中 文 印 刷 本 ； 或 同 時 收 取 中 、 英 文 印 刷 本 ， 費 用 全 免 。 如  閣 下 欲 收 取 本次 公 司 通 訊 文 件 之 另 一 語 言 印 刷 本 ， 或 欲 選 擇 有 別 於  閣 下 所 選 擇 的 公 司 通 訊 語 言 版 本 或 收 取 方 式 ， 以 更 改 日 後 收 取 公 司通 訊 文 件 之 語 言 版 本 及 收 取 途 徑 之 選 擇。 請  閣 下 填 妥 在 本 函 背面的 申 請 表 格， 並使用隨附之郵寄標籤寄回，而毋須貼上郵票（ 如在香港投寄）； 否則， 請貼上適當的郵票， 申請表格請寄回香 港 證 券 登 記 有 限 公 司（「 香 港 證 券 登 記 處 」）， 地 址 為 香 港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 1 7 M 樓 。  閣 下 亦可把已填妥之申 請 表 格 的掃描副本電郵到 sinopec.ecom@computershare.com.hk 。申 請 表 格 亦 可於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 或 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)內 下 載 。

股 東 如 已 選 擇 以 網 上 方 式 收 取 日 後 公 司 通 訊 文 件 （ 或 被 視 為 已 同 意 以 網 上 方 式 收 取 ） 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 本次 公 司 通 訊 文 件 ， 股 東 只 要 提 出 要 求 ， 我 們 將 盡 快 向          閣 下 寄 上 所 要 求 的 有 關 文 件 的 印 刷 版 本 ， 費 用 全 免 。

閣 下 如 有 任 何 與 本 函 有 關 的 疑 問 ， 請 致 電 服 務 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正
至 下 午 6 時 正 。
代表
中 國石 油化工 股份 有限公 司
副總裁、 董事會秘書
黃 文生 謹啟

2 0 2 3 年 3 月 2 7 日

附註          公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會 議通告；(d)上市文件；(e)通函；及(f)委 任代表表格。
CPCH-06042023-1(0)

+	CCS4337	CPCH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文／中文印刷本或已選擇（或被視為已同意）瀏覽 貴公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一 個空格內劃上「X」號)

☐	I/We would like to receive a printed copy in English now. 本人／我們現在希望收取一份英文印刷本。

☐	I/We would like to receive a printed copy in Chinese now. 本人／我們現在希望收取一份中文印刷本。

☐	I/We would like to receive both the printed English and Chinese copies now. 本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)# 股東姓名#		Signature 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address# 地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number 聯絡電話號碼		Date 日期

# You are required to fill in the details if you download this request form from the Company’s Website.
假如你從公司網站下載本申請表格，請必須填上有關資料。

Notes 備 註：
1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid. 如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。

3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.	For the avoidance of doubt, we do not accept any special instructi ons written on this Request Form. 為免存疑，任何在本申請表格上的額 外手寫指示，本公司將不予處理。
5.
Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent t o our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company’s website ( http://www.sinopec.com/listco/) for five years from the date of first publication. 公司備有於過去  12 個月曾寄發予股東的公司通訊文件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續  5 年載於公司網站(http://www.sinopec.com/listco/ )上。

■ 06042023    1    0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 28, 2023